CUSIP No. 683399 10 9                                        Page 1 of 10 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                           Onyx Pharmaceuticals, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   683399 10 9
------------------------------------------------------------------------------
                                 (CUSIP Number)

Kathleen K. Schoemaker                   John C. MacMurray, Esq.
Domain Associates, L.L.C.                   Reboul, MacMurray, Hewitt,
One Palmer Square                        Maynard & Kristol
Princeton, New Jersey 08452              45 Rockefeller Plaza
Tel. (609) 683-5656                      New York, New York  10111
                                         Tel. (212) 841-5700
-----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 2002
-----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


-------------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 683399 10 9                                       Page 2 of 10 Pages


1)       Name of Reporting Person                         Domain Partners
         I.R.S. Identification                            IV, L.P.
         No. of Above Person
        (If an Entity)
-------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group                               (b) [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds                                  Not Applicable
-------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                             Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                  Delaware
-------------------------------------------------------------------------------
Number of                                   7)   Sole Voting 651,065 shares of
Shares Beneficially                              Power       Common Stock
Owned by Each
Reporting Person
With
                                            ------------------------------------
                                            8)   Shared Voting
                                                 Power                 -0-
                                            ------------------------------------
                                            9)   Sole Disposi- 651,065 shares of
                                                 tive Power    Common Stock
                                            ------------------------------------
                                            10)  Shared Dis-
                                                 positive Power        -0-
                                            ------------------------------------
11)      Aggregate Amount Beneficially                   651,065 shares of
         Owned by Each Reporting Person                  Common Stock
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                                3.0%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                        PN

CUSIP No. 683399 10 9                                     Page 3 of 10 Pages

1)       Name of Reporting Person                         DP IV
         I.R.S. Identification                            Associates, L.P.
         No. of Above Person
         (If an Entity)
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                               (a) [x]
         if a Member of a Group                                  (b) [ ]
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds                                      Not Applicable
--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                                 Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                       Delaware
--------------------------------------------------------------------------------
Number of                                   7)  Sole Voting 15,602 shares of
Shares Beneficially                             Power       Common Stock
Owned by Each
Reporting Person
With
                                            ------------------------------------
                                            8)   Shared Voting
                                                 Power                      -0-
                                            ------------------------------------
                                            9)   Sole Disposi- 15,602 shares of
                                                 tive Power    Common Stock
                                            ------------------------------------
                                            10)  Shared Dis-
                                                 positive Power             -0-
                                            ------------------------------------
11)      Aggregate Amount Beneficially                   15,602 shares of
         Owned by Each Reporting Person                  Common Stock
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                  less than 0.1%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                    PN

CUSIP No. 683399 10 9                                      Page 4 of 10 Pages

1)       Name of Reporting Person                         Domain Partners
         I.R.S. Identification                            V, L.P.
         No. of Above Person
         (If an Entity)
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                               (a) [x]
         if a Member of a Group                                  (b) [ ]
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds                                   WC
--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                              Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                       Delaware
--------------------------------------------------------------------------------
Number of                                   7) Sole Voting 904,558 shares of
Shares Beneficially                            Power       Common Stock
Owned by Each                                              (including shares
Reporting Person                                           issuable upon
With                                                       exercise of warrants)
                                            ------------------------------------
                                            8) Shared Voting
                                               Power                      -0-
                                            ------------------------------------
                                            9) Sole Disposi- 904,558 shares of
                                               tive Power    Common Stock
                                                             (including shares
                                                             issuable upon
                                                             exercise of
                                                             warrants)
                                            ------------------------------------
                                            10) Shared Dis-
                                                positive Power             -0-
                                            ------------------------------------
11)      Aggregate Amount Beneficially                   904,558 shares of
         Owned by Each Reporting Person                  Common Stock
                                                         (including shares
                                                         issuable upon
                                                         exercise of warrants)
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                                4.2%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                        PN

CUSIP No. 683399 10 9                                     Page 5 of 10 Pages

1)       Name of Reporting Person                        DP V
         I.R.S. Identification                           Associates, L.P.
         No. of Above Person
         (If an Entity)
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                            (a) [x]
         if a Member of a Group                               (b) [ ]
--------------------------------------------------------------------------------
3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds                                      WC
--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                                 Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                       Delaware
--------------------------------------------------------------------------------
Number of                                   7) Sole Voting 21,367 shares of
Shares Beneficially                            Power       Common Stock
Owned by Each                                              (including shares
Reporting Person                                           issuable upon
With                                                       exercise of warrants)
                                            ------------------------------------
                                            8) Shared Voting
                                               Power                      -0-
                                            ------------------------------------
                                            9) Sole Disposi- 21,367 shares of
                                               tive Power    Common Stock
                                                             (including shares
                                                             issuable upon
                                                             exercise of
                                                             warrants)
                                            ------------------------------------
                                            10) Shared Dis-
                                                positive Power             -0-
                                            ------------------------------------
11)      Aggregate Amount Beneficially                   21,367 shares of
         Owned by Each Reporting Person                  Common Stock
                                                         (including shares
                                                         issuable upon
                                                         exercise of warrants)
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                      less than 0.1%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                                        PN

CUSIP No. 683399 10 9                                     Page 6 of 10 Pages

                                  Schedule 13D

Item 1.  Security and Issuer.
         -------------------

          This statement relates to the Common Stock, $.001 par value (the "Common Stock"), of Onyx Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3031 Research Drive, Building A, Richmond, California 94806.

Item 2.  Identity and Background.
         -----------------------

          (a) Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D on behalf of Domain Partners IV, L.P., a Delaware limited partnership ("DP IV"), DP IV Associates, L.P., a Delaware limited partnership ("DP IV A"), Domain Partners V, L.P., a Delaware limited partnership ("DP V"), and DP V Associates, L.P., a Delaware limited partnership ("DP V A"). DP IV, DP IV A, DP V and DP V A are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement between the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          (b)-(c) DP IV and DP IV A are Delaware limited partnerships, each of whose principal business is that of a private investment partnership. The sole general partner of DP IV and DP IV A is One Palmer Square Associates IV, L.L.C., a Delaware limited liability company ("OPSA IV"), whose principal business is that of acting as the general partner of DP IV and DP IV A. DP V and DP V A are Delaware limited partnerships, each of whose principal business is that of a private investment partnership. The sole general partner of DP V and DP V A is One Palmer Square Associates V, L.L.C., a Delaware limited liability company ("OPSA V"), whose principal business is that of acting as the general partner of DP V and DP V A. The following individuals, who are citizens of the United States, are the managing members of OPSA IV and OPSA V:

          (i) James C. Blair -- Managing Member, OPSA IV and OPSA V

          (ii) Brian H. Dovey - Managing Member, OPSA IV and OPSA V

          (iii) Jesse I. Treu -- Managing Member, OPSA IV and OPSA V

          (iv) Kathleen K. Schoemaker -- Managing Member, OPSA IV and OPSA V

          (v) Arthur J. Klausner -- Managing Member, OPSA IV and OPSA V

          (vi) Robert J. More -- Managing Member, OPSA V

          The principal business and principal office address of each entity and person named in this paragraph is One Palmer Square, Princeton, New Jersey 08542.


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CUSIP No. 683399 10 9                                     Page 7 of 10 Pages

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          This statement relates to the acquisition on May 7, 2002 by DP V and DP V A of an aggregate 740,741 shares of Common Stock (the "Shares") and 185,184 Common Stock Warrants (the "Warrants") pursuant to a Stock and Warrant Purchase Agreement entered into by and between the Issuer and DP IV and DP IV A, among others, on May 6, 2002 (the "Purchase Agreement"). The Purchase Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. The Warrants are exercisable immediately, at an exercise price of $9.59 per share, and expire on May 6, 2009 (unless terminated earlier pursuant to their terms.) The Form of Warrant is attached hereto as Exhibit B to the Purchase Agreement. The aggregate purchase price for the Shares and Warrants was $5,000,001.75, and the source of such funds was the working capital, or funds available for investment, of DP V and DP V A. DP IV and DP IV A had previously purchased an aggregate 666,667 shares of Common Stock from the Issuer in a private placement on January 18, 2000.

Item 4.  Purpose of Transaction.
         ----------------------

          DP V and DP V A have acquired the Shares and Warrants for investment purposes.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          The following information is based on a total of 21,564,346 shares of Common Stock outstanding as of May 7, 2002 (comprised of 18,591,421 shares of Common Stock outstanding as of May 3, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002, and 2,972,925 shares of Common Stock issued on May 7, 2002 pursuant to the transactions contemplated by the Purchase Agreement), and gives effect to the exercise of the Warrants held by DP V and DP V A.

          (a)

          DP IV
          -----

          DP IV owns 651,065 shares of Common Stock, or approximately 3.0% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV, may be deemed to beneficially own the shares of Common Stock owned by DP IV.

          DP IV A
          -------

CUSIP No. 683399 10 9                                     Page 8 of 10 Pages

          DP IV A owns 15,602 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV A, may be deemed to beneficially own the shares of Common Stock owned by DP IV A.

          DP V
          ----

          DP IV owns 904,558 shares of Common Stock, or approximately 4.2% of the Common Stock outstanding. OPSA V, as the general partner of DP V, may be deemed to beneficially own the shares of Common Stock owned by DP V.

          DP V A
          ------

          DP V A owns 21,367 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. OPSA V, as the general partner of DP V A, may be deemed to beneficially own the shares of Common Stock owned by DP V A.

          (b) The managing members of OPSA IV and OPSA V may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by DP IV, DP IV A, DP V and DP V A. Each of the managing members of OPSA IV and OPSA V disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she may own directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA IV and/or OPSA V, in the Common Stock owned by DP IV, DP IV A, DP V and/or DP V A.

          (c) Not applicable.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the Common Stock owned by DP IV, DP IV A, DP V or DP VA.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         --------------------------------------------------------------

          Pursuant to the Purchase Agreement, and as further described therein, the Issuer has agreed to file a registration statement on Form S-3 with the Securities and Exchange Commission within thirty days of the Closing Date (as defined in the Purchase Agreement), covering the resale of the Shares and the shares issuable upon the exercise of the Warrants.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

          Exhibit A - Group Agreement (Appears at page 10)

          Exhibit B - Purchase Agreement

CUSIP No. 683399 10 9                                     Page 9 of 10 Pages



                                    Signature
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2002
                                       DOMAIN PARTNERS IV, L.P.
                                       By:  One Palmer Square Associates IV,
                                       L.L.C., General Partner

                                       By /s/ Kathleen K. Schoemaker
                                         ------------------------------
                                                 Managing Member


                                       DP IV ASSOCIATES, L.P.
                                       By:  One Palmer Square Associates IV,
                                       L.L.C., General Partner

                                       By /s/ Kathleen K. Schoemaker
                                         -----------------------------
                                                 Managing Member

                                       DOMAIN PARTNERS V, L.P.
                                       By:  One Palmer Square Associates V,
                                       L.L.C., General Partner

                                       By /s/ Kathleen K. Schoemaker
                                         ------------------------------
                                                 Managing Member


                                       DP V ASSOCIATES, L.P.
                                       By:  One Palmer Square Associates V,
                                       L.L.C., General Partner

                                       By /s/ Kathleen K. Schoemaker
                                         -----------------------------
                                                 Managing Member

CUSIP No. 683399 10 9                           Page 10 of 10 Pages

                                                                       EXHIBIT A

                                  AGREEMENT OF
                            DOMAIN PARTNERS IV, L.P.,
                             DP IV ASSOCIATES, L.P.,
                             DOMAIN PARTNERS V, L.P.
                                       AND
                              DP V ASSOCIATES, L.P.
                            PURSUANT TO RULE 13d-1(k)
                            -------------------------

          The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 29, 2002
                                          DOMAIN PARTNERS IV, L.P.
                                          By:  One Palmer Square Associates IV,
                                          L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            ------------------------------
                                                   Managing Member


                                          DP IV ASSOCIATES, L.P.
                                          By:  One Palmer Square Associates IV,
                                          L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            -----------------------------
                                                   Managing Member

                                          DOMAIN PARTNERS V, L.P.
                                          By:  One Palmer Square Associates V,
                                          L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            ------------------------------
                                                   Managing Member


                                          DP V ASSOCIATES, L.P.
                                          By:  One Palmer Square Associates V,
                                          L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            -----------------------------
                                                   Managing Member